UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41933

Haoxi Health Technology Limited

Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District

Beijing, China

+86-10-13311587976

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒      Form 40-F ☐

Submission of Matters to a Vote of Security Holders.

Haoxi Health Technology Limited (the “Company”) held an extraordinary general meeting of shareholders (the “EGM”) in person at Room 801, Tower C, Floor 8, Building 103, Huizhongli, Chaoyang District, Beijing, China on June 2, 2026 at 9:30AM Eastern Time. Shareholders of the Company’s Class A ordinary shares (the “Class A Ordinary Shares”) and Class B ordinary shares (the “Class B Ordinary Shares”) voted by proxy or at the meeting. Holders of 819,094 out of a total of 2,222,501 Class A Ordinary Shares issued and outstanding, and holders of 317,897 out of a total of 317,897 Class B Ordinary Shares issued and outstanding voted at the EGM in person or by proxy. More than one-third (1/3) of the Class A Ordinary Shares and Class B Ordinary Shares, voting together as a single class, entitled to vote at the EGM are represented in person or by proxy, and a quorum for the transaction of business was present at the Meeting. Each Class A Ordinary Share is entitled to one (1) vote and each Class B Ordinary Share is entitled to thirty (30) votes. The final voting results for each matter submitted to a vote of shareholders at the meeting are as follows:

1.	The vote on the ordinary resolution that the authorized share capital of the Company be increased from US$384,250,000 divided into (i) 1,200,000,000 Class A Ordinary Shares of US$0.32 par value each and (ii) 781,250 Class B Ordinary Shares of US$0.32 par value each, to US$35,200,000,000,000 divided into (i) 100,000,000,000,000 Class A Ordinary Shares of par value US$0.32 each; and (ii) 10,000,000,000,000 Class B Ordinary Shares of par value US$0.32 each (the “Share Capital Increase”) was as follows:

For	Against	Abstain
10,012,410	25,655	42

Accordingly, the Share Capital Increase has been approved.

2.	The vote on the special resolution, subject to and immediately following the Share Capital Increase being effected, the Company adopt the eighth amended and restated memorandum and articles of association (the “Eighth Amended M&AA”), in the form attached hereto as Annex A, in substitution for, and to the exclusion of, the Company’s existing seventh amended and restated memorandum and articles of association (the “Seventh Amended M&AA”), to reflect the Share Capital Increase and the Change of Quorum (as defined in the proxy statement) was as follows:

For	Against	Abstain
10,015,954	21,230	923

Accordingly, the Eighth Amended M&AA has been approved and adopted.

3.	The vote on the ordinary resolution was as follows:

(a)	conditional upon the approval of the Board in its sole discretion, with effect as of the date or dates the Board may determine from time to time (the “Effective Date”) and subject to such Effective Date or Effective Dates being within two calendar years of the date of the Extraordinary Meeting:

(i)	the authorized, issued, and outstanding Ordinary Shares of the Company be consolidated by consolidating such whole number of Ordinary Shares, within an aggregate cumulative ratio change of not less than 1-for-2 and not more than 1-for-8,000, as the Board may determine in its sole discretion, into one (1) Ordinary Share of the same class, with such consolidated Ordinary Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Ordinary Shares of such class as set out in the Company’s then existing memorandum and articles of association (the “Share Consolidation”), provided that the Board may implement one or more Share Consolidations pursuant to this authorization and the aggregate cumulative ratio of all such Share Consolidations shall not exceed 1-for-8,000;

(ii)	no fractional Ordinary Shares be issued in connection with any Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Ordinary Share upon any Share Consolidation, the total number of Ordinary Shares to be received by such shareholder be rounded up to the next whole Ordinary Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, any Share Consolidation be and is hereby approved, such amendment to be determined by the Board in its sole discretion; and

(b)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to any Share Consolidation, if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
10,012,123	25,283	701
Accordingly, the Share Consolidation has been approved.
4.	The vote on the special resolution, subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders (the “Further Amendment to the M&AA”) was as follows:

For	Against	Abstain
10,012,378	25,592	137

Accordingly, the Further Amendment to the M&AA has been approved.

5.	The vote on the ordinary resolution, the 2026 Extraordinary Meeting be adjourned to a later date or dates or sine die, if necessary, to permit further solicitation and vote of proxies, if there are not sufficient votes at the time of the 2026 Extraordinary Meeting or adjournment or postponement thereof to approve of the foregoing proposals (the “Adjournment”, and such proposal, the “Adjournment Proposal”) was as follows:.

For	Against	Abstain
10,017,780	20,113	214

Accordingly, the Adjournment Proposal has been approved.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Haoxi Health Technology Limited

Date: June 4, 2026	By:	/s/ Zhen Fan
	Name:	Zhen Fan
	Title:	Chief Executive Officer

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